Mail Stop 3030
                                                                 August 27,
2018

     Via E-mail
     Christopher Capelli
     President and Chief Science Officer
     Soliton, Inc.
     5304 Ashbrook Drive
     Houston, Texas 77081

            Re:    Soliton, Inc.
                   Amendment No. 3 to
                   Offering Statement on Form 1-A
                   Filed August 10, 2018
                   File No. 024-10854

     Dear Dr. Capelli:

            We have reviewed your amended offering statement and have the following comments.
     In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2018 letter.

     Offering Circular

     1. Please respond to that part of prior comment 1 asking you to address in your offering circular the provisions in exhibit 4 regarding governing law, jurisdiction, indemnification and waiver of trial by jury.

     2. Please expand your response to prior comment 1 to clarify how terms of the underwriting agreement can modify the Terms of Use of the online platforms. Address in your response whether parties to the underwriting agreement can make binding agreements on behalf of the online platforms.
 Christopher Capelli
Soliton, Inc.
August 27, 2018
Page 2

Lock-Up Agreements, page 97

3. Please revise your disclosure to clarify the number of shares subject to the agreement mentioned in the second paragraph. Also revise your disclosure regarding convertible notes on pages 85 and 86 to clarify which convertible notes you mean; ensure that a reader of your revised disclosure can determine whether the underlying shares are subject to the lock-up agreement.

Exhibits

4. Please expand your response to prior comment 7 to tell us which purchase agreement represents the transactions mentioned in the first paragraph on page
88. Also please tell
        us the authority on which you rely to omit exhibit C to exhibit 1.1

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                             Sincerely,

                                                             /s/ Russell
Mancuso

                                                             Russell Mancuso
                                                             Branch Chief
                                                             Office of
Electronics and Machinery


cc:     Cavas Pavri